UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42290

HomesToLife Ltd
(Registrant’s name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

On November 17, 2025, HomesToLife Ltd issued a press release announcing its unaudited results of operations for the three months ended September 30, 2025, attached hereto as Exhibits 99.1.

Exhibits No.	Description
99.1	Press release dated November 17, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: November 17, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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